Amer Sports Corporation STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 27, 2007 at 9.30 am

AMER SPORTS 2006 ANNUAL REPORT PUBLISHED

Amer Sports Corporation's Annual Report for 2006 has been published in English and Finnish. A printed version of the Annual Report can be ordered by e-mail from amer.communications@amersports.com or by telephone +358 9 7257 8308 (Ms Kaisa Rajala).

The Annual Report can also be downloaded as a pdf file from the company's web site, www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

